Exhibit 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	For the three- months ended March 31,
		For the years ended December 31,
	2014	2013	2012	2011	2010		2009
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures	$(2,479)	$35,318	$(40,050)	$(28,331)	$(48,305	)(a)	$(12,985	)(a)
Distributed income of equity investees	119	1,650	1,224	2,600	657		1,557
Amortization of capitalized interest	921	3,557	3,538	3,564	3,527		3,166
Fixed charges - per below	34,680	132,146	147,077	140,356	148,500		153,042
Less:
Capitalized interest	(1,230)	(3,137)	(2,560)	(1,997)	(10,385)		(8,893)
Preferred Distributions of consolidated subsidiaries	—	—	—	—	—		—

Earnings before fixed charges	$32,011	$169,534	$109,229	$116,192	$93,994		$135,887

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	33,305	127,585	142,982	136,396	136,410		$142,520
Capitalized interest	1,230	3,137	2,560	1,997	10,385		8,893
Ground leases and other	145	1,424	1,535	1,963	1,705		1,629
Distributions to preferred unitholders in Operating Partnership	—	—	—	—	—		—

Total Fixed Charges	34,680	132,146	147,077	140,356	148,500		153,042

Income allocated to preferred shareholders	1,725	6,900	10,405	7,992	7,992		7,992

Total Preferred Distributions	1,725	6,900	10,405	7,992	7,992		7,992

Total combined fixed charges and preferred distributions	$36,405	$139,046	$157,482	$148,348	$156,492		$161,034

Ratio of earnings to combined fixed charges and preferred distributions	(b)	1.22	(b)	(b)	(b)		(b)

(a)	Amounts for the years ended December 31, 2010 and 2009 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.
(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $4,394 for the quarter ended March 31, 2014, $48,253 for the year ended December 31, 2012, $32,156 for the year ended December 31, 2011, $62,498 for the year ended December 31, 2010 and $25,147 for the year ended December 31, 2009 to achieve a coverage ratio of 1:1.